September 5, 2018

William A. Hickey, Jr.
Executive Vice President and Chief Financial Officer
Kingsway Financial Services Inc.
45 St. Clair Avenue West, Suite 400
Toronto, Ontario M4V 1K9
Canada

       Re: Kingsway Financial Services Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 16, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 8, 2018
           File No. 001-15204

Dear Mr. Hickey:

       We have reviewed your August 13, 2018 response to our comment letter and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 8, 2018 letter.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Consolidated Financial Statements (Unaudited)
Note 5: Acquisitions and Discontinued Operations
(b) Discontinued Operations, page 9

1. Please tell us how your disposal of the Itasca Real Estate Investors, LLC business represents a strategic shift that has (or will have) a major effect on your operations or results of operations in order to be classified as discontinued operations under ASC 205-
 William A. Hickey, Jr.
Kingsway Financial Services Inc.
September 5, 2018
Page 2
         20-45-1B.
Note 12: Revenue from Contracts with Customers, page 21

2. It is apparent from your response to prior comment 2 that you utilize the residual approach to allocate transaction price to the "warranty administrative services" by deducting the selling price of the "other warranty services" derived under the expected cost plus a margin approach from the overall transaction price. Please tell us why it is appropriate to use the residual approach when ASC 606-10-32-34c indicates that this method subtracts the sum of observable standalone selling prices or other goods or services promised in a contract from the total selling price and it does not appear that the selling price of your
         "other warranty services" derived under the expected cost plus a margin approach is observable.
3. Also regarding your response to prior comment 2, please provide us proposed revised disclosure to be included in future periodic reports that addresses the following:
           Discloses the judgments, and any changes in judgments, used in determining the allocation of transaction price to the performance obligations under ASC 606-10-50-
             17b and 50-20c; and
           Discloses the method and an explanation of how that method provides a faithful depiction of the transfer of services for your over time performance obligations as required by ASC 606-10-50-18.b.
      You may contact Mark Brunhofer at (202) 551-3638 or Jim Rosenberg at
(202) 551-
3679 with any questions.



FirstName LastNameWilliam A. Hickey, Jr.                      Sincerely,
Comapany NameKingsway Financial Services Inc.
                                                              Division of
Corporation Finance
September 5, 2018 Page 2                                      Office of
Healthcare & Insurance
FirstName LastName